Exhibit 4

FOR IMMEDIATE RELEASE	7 March 2013

WPP plc (“WPP”)

Directors’ Interests

WPP was notified yesterday of changes in the share ownership of Mr Paul Richardson, an executive director of the company, pursuant to the vesting of the 2009 and the 2010 Executive Share Awards (“ESA”) granted in 2010 and 2011.

On 6 March 2013, Mr Paul Richardson became entitled to receive 63,195 ordinary shares pursuant to his ESA granted in 2010 and also to receive 101,470 ordinary shares pursuant to his ESA granted in 2011.

On 6 March 2013 Mr Paul Richardson sold 140,250 of these ordinary shares in order to fund taxes and other personal financial commitments.

At today’s date Mr Paul Richardson’s beneficial holding is the equivalent of 637,470 ordinary shares (the majority being in WPP ADRs), representing 0.0504% of WPP’s issued share capital.

Contact:

Feona McEwan, WPP	+44 (0)207 408 2204